FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

02 AUG 22 AM 9:41

02049412

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing Group

PRESS RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

TOTAL PAGES: 17

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 8/27

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

22 August, 2002

Foster's releases F01 results under new format

Foster's Group Limited today released fiscal 2001 financial information re-formatted to reflect the revised structure of the group.

The revised format better reflects the operating structure of the group going forward subsequent to its successful transition to a global premium branded beverage company and will enable ease of comparison with Foster's fiscal 2002 results which will be released to the ASX on Tuesday 27 August.

Information released includes key financial tables and supplementary schedules.

Further information:

Media
Foster's Group Corporate Affairs
Nicole Devlin
+61 3 9633 2261

Investors
Foster's Group Investor Relations
Domenic Panaccio
+61 3 9633 2773

Foster's Group Limited
F01 Financial Results – Revised Format

Revenue Summary

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Beer			
Australian	1,489.8	1,550.6	3
International	137.5	159.0	1
	1,627.3	1,709.6	
Wine			
Trade	1,015.3	1,015.3	
Clubs	346.3	346.3	
Services	-	178.4	2
Intra-division sales	(1.9)	(27.1)	2
	1,359.7	1,512.9	
Leisure and Hospitality	838.5	838.5	
Spirits	104.8	95.8	1
Royalties	36.4	36.4	
Other sales revenue	323.4	-	1,2,3,4
Inter-segment sales	(113.4)	(113.4)	
Net sales revenue	**4,176.7**	**4,079.8**	
Other operating revenue	328.6	425.5	4
Total operating revenue	**4,505.3**	**4,505.3**	

Foster's Group Limited
F01 Financial Results – Revised Format

Earnings Summary

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation (EBITA)			5
Beer			
Australian	410.8	410.8	
International	24.3	25.4	6
	435.1	436.2	
Wine			
Trade	294.8	294.8	
Clubs	59.4	59.4	
Services	19.9	19.9	
	374.1	374.1	
Leisure and Hospitality	105.9	105.9	
Spirits	16.5	15.4	6
Property and Investments	25.3	25.3	
Corporate (incl. net significant items)	(83.4)	(83.4)	
Total EBITA	**873.5**	**873.5**	
Amortisation	(37.2)	(37.2)	
EBIT	**836.3**	**836.3**	
Net interest expense	(172.1)	(172.1)	
Tax	(194.9)	(194.9)	
Outside equity interest	(4.1)	(4.1)	
Net Profit after tax	**465.2**	**465.2**	
Average shares outstanding (m)	1,878.7	1,878.7	
Dividends per share (cents)	15.5	15.5	

Foster's Group Limited
F01 Financial Results – Revised Format

Cash Flow Highlights

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Cash profit before interest and tax	931.2	931.2	
Net interest paid	(179.5)	(179.5)	
Tax paid	(306.0)	(306.0)	
Operating cash before working capital change	**445.7**	**445.7**	
Working capital change	(162.5)	(162.5)	
Net operating cash flows	**283.2**	**283.2**	
Capital expenditure	(322.9)	(322.9)	
Investments	(2,323.1)	(2,323.1)	
Capital expenditure and investments	**(2,646.0)**	**(2,646.0)**	
Depreciation	(137.6)	(137.6)	
Amortisation	(37.2)	(37.2)	
Depreciation and amortisation	**(174.8)**	**(174.8)**	
SGARA	71.6	71.6	7
Asset sale proceeds	36.5	36.5	
Net loan repayment proceeds	10.4	10.4	
Dividends paid	(131.7)	(131.7)	

Foster's Group Limited
F01 Financial Results – Revised Format

Balance Sheet			
Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Current assets	2,230.8	2,605.1	8
Non-current assets	7,018.7	7,018.7	
Total assets	**9,249.5**	**9,623.8**	
represented by:			
Beer			
Australian Beer	1,730.9	1,730.9	
International Beer	254.0	254.0	
Wine	5,141.3	5,141.3	
Leisure and Hospitality	798.8	798.8	
Spirits	129.0	129.0	
Property and Investments	180.6	180.6	
Corporate (incl. tax and cash balances)	1,014.9	1,389.2	8
	9,249.5	**9,623.8**	
Current liabilities	(1,425.9)	(1,800.2)	8
Non-current liabilities	(4,044.6)	(4,044.6)	
Total liabilities	**(5,470.5)**	**(5,844.8)**	
Total equity	**3,779.0**	**3,779.0**	
Net debt	3,538.2	3,538.2	
Gearing (%)	93.6	93.6	
EBITA interest cover (times)	5.1	5.1	

Foster's Group Limited
F01 Financial Results – Revised Format

Carlton & United (CUB)

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation			5
Australian Beer	410.8	410.8	
Leisure and Hospitality	105.9	105.9	
Spirits	16.5	15.4	6
	533.2	532.1	
Amortisation			
Australian Beer	(2.5)		
Leisure and Hospitality	(1.1)		
Spirits	(1.3)		
	(4.9)		
Earnings before interest & tax			
Australian Beer	408.3		
Leisure and Hospitality	104.8		
Spirits	15.2		
	528.3		

International Beer

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation	24.3	25.4	5, 6

Foster's Group Limited
F01 Financial Results – Revised Format

Global Wine

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation			5
Wine Trade	294.8	294.8	
Wine Clubs	59.4	59.4	
Wine Services	19.9	19.9	
	374.1	374.1	
Amortisation			
Wine Trade	(21.2)		
Wine Clubs	(9.4)		
Wine Services	(1.4)		
	(32.0)		
Earnings before interest & tax			
Wine Trade	273.6		
Wine Clubs	50.0		
Wine Services	18.5		
	342.1		

Lensworth

Year ended 30 June	F01 Published Format $m	F01 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation	25.3	25.3	5
Amortisation	(0.3)		
Earnings before interest & tax	25.0		

Foster's Group Limited
F01 Financial Results – Revised Format

Notes

1. Effective 1 July 2001, the New Zealand Spirits business was transferred to the Foster's Brewing International (FBI) division. The 2001 revenue figures for FBI and Spirits have been adjusted by $9.0 million. FBI 2001 revenue has also been revised for contract brewing income of $12.5 million, which was disclosed last year in the "Other Sales Revenue" category.

2. Wine Services revenue has been disclosed separately as part of the wine industry disclosure. In 2001, Wine Services revenue of $153.2 million, after intra-division sales of $25.2 million, was included in the "Other Sales Revenue" category.

3. Revenue of $60.8 million, mainly comprising the Capital Liquor business and other miscellaneous beer revenue, was disclosed in 2001 as part of the "Other Sales Revenue" category. This revenue has now been disclosed in Australian Beer revenue.

4. Net Sales Revenue reported in 2001 was $4,176.7 million. The movement in the revised net sales revenue of $96.9 million is due to transfers to the "Other Operating Revenue" disclosure of revenue arising from Self Generating and Re-generating Assets ("SGARA") of $71.6 million and non-beverage product sales of $25.3 million. Other Operating Revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income.

5. In 2001, earnings before interest and tax (EBIT) was disclosed for divisional financial results. The Group now uses earnings before interest, tax and amortisation (EBITA) for reporting divisional financial results.

6. Effective 1 July 2001, the New Zealand Spirits business was transferred to the Foster's Brewing International (FBI) division. The 2001 EBITA figures for FBI and Spirits have been adjusted by $1.1 million.

7. SGARA – Self Generating and Re-Generating Assets - in accordance with the requirements of Australian accounting standard AASB 1037.

8. Restated by $374.3 million to gross-up the disclosure of Treasury current receivables and payables where no legal right of set-off exists. Previously disclosed on a net basis.

FOSTER'S GROUP

Foster's Group Limited

F01 Financial Results - Revised Format

Supplementary Schedules

Foster's Group

FOSTER'S GROUP

Volume - 9L case equiv (m)	216.5
Net Sales Revenue	4,080
EBITA	874
Amortisation	37
Depreciation	138
Capex	323
ROCE (%)	13.8
EBITA / NSR (%)	21.4
EBITA per case ($)	4.04

Carlton & United (CUB)

FOSTER'S GROUP

Net Sales Revenue *	2,374
EBITA	532
EBITA / NSR (%)	22.4
Operating Cash Flow	623
ROCE (%)	23.7

* Net of internal sales to ALH

3

CUB - Australian Beer

FOSTER'S GROUP

Beer Volume - 9L case equiv (m)	105.5
Total Volume - 9L case equiv (m)	106.2
Net Sales Revenue	1,551
EBITA	411
Amortisation	3
Depreciation	50
Capex	94
ROCE (%)	28.5
EBITA / NSR (%)	26.5
EBITA per case ($)	3.87

4

CUB - Australian Leisure & Hospitality

FOSTER'S GROUP

Net Sales Revenue	839
EBITA	106
Amortisation	1
Depreciation	27
Capex	68
ROCE (%)	15.3
No. of Hotels	150
No. of DBSs	109
No. of Gaming Machines	6,590

CUB – Spirits / RTD's

FOSTER'S GROUP

Volume - 9L case equiv (m)	2
Net Sales Revenue*	96
EBITA*	15
Amortisation	1
Depreciation	1
Capex	1
ROCE (%)	14.1
EBITA / NSR (%)	16.1
EBITA per case ($)	7.70

* Includes adjustment for transfer of NZ Spirits business to Foster's Brewing International

Foster's Brewing International

FOSTER'S GROUP

Volume - 9L case equiv (m)	94.8
Net Sales Revenue*	202
EBITA*	25
Amortisation	0
Depreciation	9
Capex	6
ROCE (%)	12.9
EBITA / NSR (%)	12.6

* Includes royalties, JV income and adjustment for transfer of NZ Spirits business to FBI

Beringer Blass

FOSTER'S GROUP

Volume - 9L case equiv (m)	13.5
Net Sales Revenue	1,513
EBITA (excl SGARA)	348
EBITA	374
EBITA* / NSR (%)	23.0
ROCE (%)	9.9

* Excludes SGARA

Wine - Trade

FOSTER'S GROUP

Volume - 9L case equiv (m)	10.7
Net Sales Revenue	1,015
EBITA (excl SGARA)	269
EBITA	295
Amortisation	21
Depreciation	35
Capex	131
ROCE (%)	9.0
EBITA* / NSR (%)	26.5
EBITA* per case ($)	25.26

* Excludes SGARA

9

Wine – Trade

FOSTER'S GROUP

Volume - 9L case equiv (m)	10.7
Net Sales Revenue	1,015
EBITA (excl SGARA)	269
EBITA	295

Volume - 9L case equiv (m)	2.1
Net Sales Revenue	164
EBITA (excl SGARA)	49
EBITA	65

10

Wine – Trade

FOSTER'S GROUP

Volume - 9L case equiv (m)	0.7
Net Sales Revenue	54
EBITA (excl SGARA)	15
EBITA	15

Volume - 9L case equiv (m)	7.9
Net Sales Revenue	797
EBITA (excl SGARA)	205
EBITA	215

11

Wine - Clubs

FOSTER'S GROUP

Volume - 9L case equiv (m)	2.8
Net Sales Revenue*	346
EBITA	59
Amortisation	9
Depreciation	9
Capex	7
ROCE (%)	14.3
Club Members (000)	1,181
EBITA / NSR (%)	17.2

* Includes intra division sales of $2m

12

Wine - Services

FOSTER'S GROUP

Net Sales Revenue*	178
EBITA	20
Amortisation	1
Depreciation	4
Capex	9
ROCE (%)	20.0
EBITA / NSR (%)	11.2

* Includes intra division sales of $25m

13

Lensworth

FOSTER'S GROUP

Total Revenue	168
EBITA	25
ROCE (%)	29.9
EBITA/Revenue (%)	15.0

14

Balance Sheet

FOSTER'S GROUP

Net Working Capital	1,471
Fixed Assets	3,351
Investments	82
Intangibles	2,669
Other Assets	89
Tax & Other Provisions	(345)
Capital Employed	7,317
Net Debt	(3,538)
Shareholders Equity	3,779

15

Financial Leverage

FOSTER'S GROUP

Net debt	3,538
Book equity	3,779
Net debt / equity (%)	93.6
Net debt / capitalisation (%)	48.4
Net debt / market cap (%)	32.4
EBITA	874
Net interest expense	172
EBITA interest cover (times)	5.1

16

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*22 August 2002*
	Number of pages (including this one):		*1*

Current report 54/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 16 July 2002 a change in share capital was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations for the company Dolnośląska Spółka Inwestycyjna (DSI) S.A. with registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.).

The share capital of DSI S.A. was reduced by PLN 1 584 thousand through a reduction in the per-share nominal value from PLN 100 to PLN 99.
The share capital of DSI S.A. after registration is PLN 156 864 thousand and is divided into 1 584 480 shares of PLN 99 each.
The total number of votes arising from all issued shares after registration of this change in share capital is 1 584 480 votes.
Compensation due to the shareholder KGHM Polska Miedź S.A. due to this reduction in capital will be executed by the transfer of perpetual usufruct rights to a plot of land and of ownership of a building situated on this property, and by the payment of cash in the amount of PLN 28 thousand.
Following registration of this change in capital, KGHM Polska Miedź S.A. owned 100% of the shares of DSI S.A.
Following the sale of 22.54% of the shares of DSI S.A. by KGHM Polska Miedź S.A. on 26 July 2002 (current report 52/2002 dated 26 July 2002) the ownership structure of DSI S.A. changed, and is currently as follows:
KGHM Polska Miedź S.A. – 77.46%
KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.) – 22.54%

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

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